SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated May 21, 2015

BT Group plc

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Enclosure: Notice of meeting 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Dan Fitz
Name: Dan Fitz
Title: Company Secretary

Date: May 21, 2015

2

BT Group plc
Notice of meeting 2015

BT

Investing for the future
building on a history of

innovation

1846 1869 1892 1915 1938 1961 1984 2015

Welcome to the BT Group plc Notice of meeting 2015

We will hold our AGM at Old Billingsgate, London at 11am on Wednesday 15 July 2015.

This document is important and requires your immediate attention, so please read it straight away.

If you have any doubts about what action you need to take, you should consult your authorised financial adviser. If you have sold or transferred all of your shares, you should pass this booklet and accompanying documents to the person through whom you sold or transferred them, to forward to the purchaser or transferee.

In this document, references to ‘BT Group’, ‘BT’, ‘the group’, ‘the company’, ‘we’ or ‘our’ are to BT Group plc (which includes the activities of British Telecommunications plc) and its subsidiaries and lines of business, internal service unit, or any of them as the context may require.

A reference to a year expressed as 2014/15 is to the financial year ended 31 March 2015 and a reference to a year expressed as 2015 is to the calendar year. This convention applies similarly to any reference to a previous or subsequent year. References to ‘this year’, ‘the year’ and ‘the current year’ are to the financial year ended 31 March 2015. References to ‘last year’ and ‘the prior year’ are to the financial year ended 31 March 2014.

Contents 1 Our purpose Who we are and what we do 2 Chairman’s message 4 Board of Directors 6 Notice of meeting 12 AGM information Throughout the Notice look out for… Further reading online

Notice of meeting 2015	1

Our purpose

Our purpose is to use the power of communications to make a better world. By bringing together our networks, our technology and the hard work and expertise of our people, we develop services that our customers value.

We use the power of communications

to make a better world

Who we are and what we do

2	BT Group plc

Chairman’s message

“We are continuing to make significant investments, for the long-term benefit of both BT and the UK.”

We have performed well this year, with our investments delivering for the business in challenging market conditions. We have announced a number of further major investments to support the long-term value of our business.

Investing for growth

Our most significant investment has been in superfast broadband. In 2008, when the UK was in the middle of a recession, the Board approved bold plans to take fibre broadband to 40% of the country. We then increased this target to two-thirds of the UK, a goal we hit a year ago.

Today our network covers more than three-quarters of the UK. This includes premises in rural and hard-to-reach areas that we have been able to get to with the help of public funding following competitive tenders as part of the Government’s Broadband Delivery UK programme.

Our fibre broadband investment has been a major achievement. It has been one of the fastest rollouts in the world. We have come in on budget and ahead of schedule. And demand for it is strong. The number of premises connected rose over 50% this year.

We have been able to make this investment by exercising strong financial discipline. Our cash flow is almost four times higher than it was when we started building our fibre network as we have significantly transformed our cost base, giving us the oxygen to invest for growth. Being part of a larger group gave Openreach the confidence in future demand to make this long-term investment.

Thanks to Openreach, fibre broadband availability is ahead of all the major European countries. And broadband pricing in the UK is amongst the lowest with more than 500 providers selling services in a highly competitive market.

We will continue to work with government to help take fibre coverage to 95% of the UK. But we are not stopping there. We announced this year another major investment to make ultrafast speeds of up to 500Mbps available to most of the UK within a decade, with 1 Gbps available to those who want even faster speeds. This will be another significant investment for BT, ensuring that the UK remains at the forefront of digital communications with a vibrant internet economy.

This year we successfully launched BT Mobile into the consumer market and re-launched our business mobile propositions. We also announced the proposed acquisition of EE, the leading mobile operator in the UK. This will be a transformational deal for BT, accelerating our mobility strategy. We will combine the UK’s most advanced 4G network with the UK’s most extensive superfast broadband network, allowing us to provide a full range of innovative communications services.

We have secured some great content for our BT Sport channels. We extended and improved our FA Premier League and Aviva Premiership Rugby broadcast rights. And we will start to show our exclusive UEFA Champions League and UEFA Europa League content from this summer. We will make sure BT Sport remains great value and widely available to UK households.

We have invested further in our customer service. We recruited 2,500 new engineers and more than 500 new people into our contact centres. And we are seeing the benefits of our investment. We have increased the speed of service delivery and repaired faults faster. But we didn’t meet our customer perception targets, and in a competitive market we need to do more. This remains an absolute priority for BT and one where we are committed to invest and improve further.

Building our global presence

A significant proportion of our revenue is generated outside the UK, mainly from large multinational businesses. BT Global Services has again consolidated its position as a global leader for managed networked IT services. To best serve our customers it is critical that we have fair access to networks across the world. Other operators can use our networks in the UK on favourable terms. Yet in the US and some European countries incumbents are allowed a distinct advantage in their home markets.

Notice of meeting 2015	3

We have therefore continued to work with governments around the world, and are encouraged by progress over the last year. In Europe, completing the Digital Single Market is a key policy priority of the new European Commission. And in the US, the Federal Communications Commission is making progress on its review of the wholesale access market. We have continued to engage too on the EU-US transatlantic trade talks seeking further improvements in transatlantic economic integration and in regulatory coherence.

Rewarding our people

As well as our networks and assets, we are also investing in our people to make sure they have the skills and support they need to best serve our customers. Our performance in the year reflects their expertise, hard work and commitment. I am delighted that in August 2014, over 22,000 people in our 2009 savings-related share option plan were able to buy shares at 61p, representing an average gain of around £41,000 each. Our people also give back in other ways. Twenty-six per cent of them volunteered 53,000 days of their time to help more than 3,700 charities and community groups across the globe.

Your Board and voting at the AGM

Your Board is responsible for the group’s strategy and for overseeing the group’s performance. The Board has played an active role in the year’s major decisions, particularly in relation to the acquisition of FA Premier League rights and the proposed acquisition of EE. We also had in-depth discussions on our mobility and TV content strategy, Customer First Programme and the pension scheme.

I am delighted to welcome Isabel Hudson who joined the Board on 1 November 2014. Isabel’s insight and experience in the regulatory, pensions and financial industries will be a strong asset for BT and the Board. Isabel will become chair of the Equality of Access Board and BT Pensions Committee with effect from 1 February 2016 as Phil Hodkinson steps down at the end of January 2016 after ten years on the Board.

As the Board has appointed Isabel since the last AGM, she will retire at this year’s AGM and be proposed for election. All other directors will stand for re-election, except Warren East. Warren will step down from the Board on 31 May 2015 and I would like to thank him for his immense contribution during his time at BT.

I met with each director individually during the year to review their performance. I consider that each director continues to make an effective contribution to the Board debate across a wide range of issues and demonstrates commitment to the role. Nick Rose, as the Senior Independent Director, reviewed and discussed my own performance during the year, taking into account feedback from the other Board members, including from the external evaluation exercise conducted by Lintstock.

At this year’s AGM we are proposing 21 resolutions. We provide further details about these resolutions on pages 6 to 11 of the Notice of meeting. The resolutions include the election of Isabel Hudson and the re-election of all the other directors (apart from Warren East), and the Board recommends these. We set out the biographies of the directors standing for election or re-election on pages 4 to 5.

Your vote is important to us. If you are not coming to the AGM, and you want to vote on any of the resolutions, you can do this online or by post.

You can find an audio version of this document at www.bt.com/annualreport In addition there are online versions of our Annual Report & Form 20-F 2015 (our full statutory accounts) and other online shareholder information.

Generating value for shareholders

As a result of our progress this year, the Board is proposing a final dividend of 8.5p, up 13%. This gives a full year dividend of 12.4p, up 14%. We expect to grow our dividend per share by 10%-15% next year and to pay a progressive dividend beyond that.

Our goal is to deliver sustainable, profitable revenue growth supported by the investments we are making. Together with our cost transformation activities this will provide a powerful platform for long-term cash flow growth, and therefore value creation for our shareholders.

Sir Michael Rake

Chairman

6 May 2015

View this document online at
www.bt.com/annualreport

4	BT Group plc

Board of Directors

Chairman

Appointed to the Board as Chairman in September 2007. A British national, age 67.

Skills and experience

Sir Michael has financial, risk, and international business and professional services expertise gained during his time at KPMG from 1974 to 2007 where he was senior partner in the UK from 1998 and international chairman from 2002. He was knighted in 2007.

Other appointments include

Deputy chairman of Barclays, chairman of Majid Al Futtaim Holdings and a director of McGraw Hill. He is also President of the Confederation of British Industry.

Chief Executive

Appointed as Chief Executive in September 2013 and on the Board since June 2008. A British national, age 47.

Skills and experience

Gavin has experience in sales, marketing and operations. He was previously CEO, BT Retail and from 2004 to 2008 was Managing Director, BT Consumer, BT Retail. Before joining BT, Gavin was managing director of the consumer division of Telewest (now Virgin Media). Prior to that, he spent nine years at Procter & Gamble, rising to become European marketing director.

Other appointments include

Non-executive director of British Airways.

Group Finance Director

Appointed to the Board as Group Finance Director in December 2008. A British national, age 61.

Skills and experience

Tony has experience in finance, risk and the management and delivery of large contracts. He was formerly CFO, BT Retail, and Managing Director, BT Enterprises and, from 1997 to 2004, he was CFO and then Chief Operating Officer of BT Global Solutions. He qualified as a Chartered Management Accountant.

Other appointments

Race for Opportunity advisory board member.

Non-executive director

Appointed to the Board in July 2009. A British national, age 59.

Skills and experience

Tony brings international business expertise in addition to financial, operational, sales and marketing experience. From 1999 to 2003 Tony was chief executive of BSkyB and then chairman of Germany’s largest cable operator, Kabel Deutschland Gmbh until 2013. He has held a number of senior executive positions in broadcasting and telecoms businesses in the UK, US and Continental Europe.

Other appointments include

Senior advisor to Providence Equity Partners, chairman of the advisory council of Portland PR and a director of PureGym.

Non-executive director

Appointed to the Board in June 2014. A British national, age 52.

Skills and experience

Iain has significant international experience, and understanding of technology and energy markets. Iain joined Centrica as chief executive in January 2015 having been with BP since 1986, where he held a number of executive positions within the BP group worldwide. From 2004 to 2014 Iain was executive director of BP and chief executive downstream from 2007 to 2014. Until May 2014, Iain was a non-executive director of Rolls-Royce for nine years, and senior independent director.

Other appointments include

Member of the Presidents Committee, CBI, chairman of the advisory board of the Imperial College Business School and member of the Imperial College Council.

Notice of meeting 2015	5

Non-executive director

Appointed to the Board in February 2006. A British national, age 57.

Skills and experience

Phil has experience in the financial sector as well as risk, control, governance and sustainable business. Phil’s previous roles include senior independent director at Resolution, non-executive director of HMRC and Travelex, group finance director of HBOS, chairman of Insight Investment and Clerical Medical and chief executive of Zurich Financial Services UK Life.

Other appointments include

Non-executive director of Business in the Community. Chair of Action Medial Research and trustee of BBC Children in Need. Chair of the Community Mark Independent Approvals Panel and an adviser to the finance and fundraising committee of Christian Aid.

Non-executive director

Appointed to the Board in November 2014. A British national, age 55.

Skills and experience

Isabel has experience in the financial sector as well as pensions, risk, control, governance and international business. Isabel was previously a non-executive director of The Pensions Regulator, MGM Advantage, QBE Insurance and an executive director of Prudential Assurance Company in the UK.

Other appointments include

Chair of National House Building Council. Director Phoenix Group Holdings and Standard Life. Isabel is an ambassador for the disability charity, SCOPE.

Non-executive director

Appointed to the Board in November 2011. A US national, age 52.

Skills and experience

With a 30-year career in the technology and software industry, Karen brings experience in technology to the Board having held a number of senior operating roles in both the public and private technology sector. She is a former adviser to Silver Lake Partners, was with the NASDAQ-listed software company Epiphany Inc, latterly as chief executive and has served on a number of corporate boards including VirtuOz, Proofpoint and Hi5 Networks.

Other appointments include

Director of Exponent, AYASDI and the San Francisco Opera. An advisory board member of Stanford University Technology Venture Program and Khosla Ventures.

Non-executive director

Appointed to the Board in January 2011. Nick became Senior Independent Director in March 2014. A British national, age 57.

Skills and experience

Nick brings experience in finance, risk, control, governance and international business expertise. He was chief financial officer of Diageo prior to his retirement in December 2010, having joined the board in 1999.

Other appointments include

Chairman of Williams Grand Prix Holdings, senior independent director of BAE Systems and non-executive chairman of Loch Lomond Scotch Whisky. Adviser to CCMP Capital.

Non-executive director

Appointed to the Board in January 2011. A British and Swiss dual national, age 51.

Skills and experience

Jasmine has experience in UK and international businesses, corporate social responsibility and sustainable business with particular expertise in building high-performing teams. She has a background in technology marketing and is currently chief executive of Save the Children International.

Other appointments include

Non-executive director of Standard Chartered.

Key to membership of Board committees

Operating	Sustainable and
Audit & Risk	Responsible Business
Remuneration	BT Pensions
Nominating & Governance	Equality of Access Board
Technology Committee

6	BT Group plc

The 2015 Annual General Meeting (AGM) of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London EC3R 6DX at 11am on Wednesday 15 July 2015 to consider the following:

Ordinary business

Resolutions 1 to 15 will be proposed as ordinary resolutions.

Resolution 1: Report and accounts

That the accounts and reports of the directors and the auditors for the year ended 31 March 2015 be received.

By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.

Resolution 2: Annual remuneration report

That the annual remuneration report as set out on pages 111 to 123 of the Annual Report (www.bt.com/annualreport) for the year ended 31 March 2015, be received and approved.

This vote is advisory, in respect of the overall remuneration package, and the directors’ entitlements to remuneration are not conditional upon this resolution being passed.

The directors’ remuneration policy was approved by ordinary resolution by shareholders at the 2014 AGM. We expect the proposed acquisition of EE to complete during 2015/16, following which we will reassess the policy to ensure that it is appropriate for the new organisation. If appropriate, we will present a new remuneration policy for shareholder approval at the 2016 AGM.

Resolution 3: Final dividend

That the final dividend of 8.5p per share recommended by the directors be declared to be payable on 7 September 2015 to holders of ordinary shares registered at the close of business on 14 August 2015.

The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 13: Directors

The Company’s articles of association require any director appointed by the Board to retire at the AGM following that appointment and stand for election. This applies to Isabel Hudson who joined the Board on 1 November 2014. In accordance with the UK Corporate Governance Code all other directors will stand for re-election except Warren East who steps down from the Board on 31 May 2015. We set out the biographies of the directors standing for election or re-election on pages 4 to 5.

Resolution 4

That Sir Michael Rake be re-elected as a director.

Resolution 5

That Gavin Patterson be re-elected as a director.

Resolution 6

That Tony Chanmugam be re-elected as a director.

Resolution 7

That Tony Ball be re-elected as a director.

Resolution 8

That Iain Conn be re-elected as a director.

Resolution 9

That Phil Hodkinson be re-elected as a director.

Resolution 10

That Karen Richardson be re-elected as a director.

Resolution 11

That Nick Rose be re-elected as a director.

Resolution 12

That Jasmine Whitbread be re-elected as a director.

Resolution 13

That Isabel Hudson be elected as a director.

Resolution 14: Auditors’ re-appointment

That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.

Notice of meeting 2015	7

Resolution 15: Auditors’ remuneration

That the directors be authorised to decide the auditors’ remuneration.

This resolution follows standard practice.

Special business

The following resolution will be proposed as an ordinary resolution.

Resolution 16: Authority to allot shares

These authorities replace and supersede the authorities sought and granted under section 551 of the 2006 Act at the last AGM but are in addition to the specific authority sought and granted under that section at the general meeting of the Company held on 30 April 2015.

That:

(a)	the authority and power conferred on the directors in relation to the section 551 Amount by Article 71 of the Company’s articles of association (Articles) be renewed until the end of the next Annual General Meeting (AGM) and for that period the section 551 Amount will be £138 million; and

(b)	the directors be authorised generally and without conditions under section 551 of the Companies Act 2006 (2006 Act) to allot shares and to grant rights to subscribe for or to convert any security into shares in the Company up to a further nominal amount of £138 million in connection with a rights issue.

This authority expires at the end of the next AGM. The Board can make offers and enter into agreements which would, or might, need shares to be allotted and rights to be granted after that expiry.

The Company’s Articles and paragraph (a) above give a general authority to the Board to allot new shares up to a nominal value of £138 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

Paragraph (b) gives an authority to the directors to allot new shares only in connection with a rights issue up to a further face value of £138 million, which is equivalent to approximately 33% of the Company’s issued share capital (excluding treasury shares) at the date of this Notice.

These authorities will expire at the end of the 2016 AGM. See the notes to Resolution 18 for more information on treasury shares.

The following four resolutions will be proposed as special resolutions.

Resolution 17: Authority to allot shares for cash on a non-pre-emptive basis

That subject to the passing of Resolution 16:

(a)	the authority and power conferred on the directors by Article 71 of the Company’s Articles be renewed for the period referred to in Resolution 16 and for that period the section 561 Amount will be £20 million; and

(b)	the directors have power to allot equity securities (within the meaning of section 560(1) of the 2006 Act) entirely paid for in cash under the authority given by paragraph (b) of Resolution 16 in connection with a rights issue as if section 561(1) of the 2006 Act did not apply to such allotment. This power expires at the end of the next AGM but the Company can make offers and enter into agreements which would, or might, need equity securities to be allotted after that expiry.

In this resolution words defined in Resolution 16 have the same meaning, and references to an allotment of equity securities include a sale of treasury shares

This resolution renews the powers given to the Board to allot equity securities without needing to offer these shares to existing shareholders first: for cash up to an amount representing approximately 5% of the issued share capital (excluding treasury shares) at the date of this Notice, approximately 418 million shares; and in connection with a rights issue.

There are no current plans to undertake a rights issue, or to allot shares except in connection with the Company’s employee share plans. In addition, under the share purchase agreement in respect of the proposed acquisition of EE, we cannot allot new shares without the consent of Deutsche Telekom and Orange before the acquisition completes (other than in connection with the Company’s employee share plans).

Resolutions 16 and 17 ensure that the directors retain the flexibility to act in the best interests of shareholders, when opportunities occur, by allotting shares. Over a three-year rolling period, except in a rights issue or pre-emptive offer, this disapplication will not exceed 7.5% of issued share capital (excluding treasury shares).

8	BT Group plc

Resolution 18: Authority to purchase own shares

That the Company has general and unconditional authority to make market purchases (as defined in section 693(4) of the Companies Act 2006) of shares of 5p each in the Company, subject to the following conditions:

(a)	the maximum number of shares which may be purchased is 837 million shares;

(b)	the minimum price (excluding expenses) which may be paid for each share is 5p;

(c)	the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:

(i)	105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and

(ii)	the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for any number of shares in the Company on the trading venues where the purchase is carried out; and

(d)	this authority expires at the end of the next AGM, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.

This resolution renews the Company’s general authority to buy its own shares on similar terms to previous years’ authorities. It would be limited to 837 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally. The purchase of shares by the Company under this authority would be a purchase in the market.

Use of this authority should not be confused with any share dealing facilities that may be offered to shareholders by the Company. (Nor should it be confused with the specific shareholder authority for the Company to purchase its own shares from Deutsche Telekom and Orange under off-market purchase contracts, under the share purchase agreement in respect of the proposed EE acquisition).

Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.

During 2014/15, 25 million shares were purchased (0.30% of the share capital) for a consideration of £101 million at an average price of £3.94 per share, under this authority.

At 6 May 2015, 780 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 839,000 treasury shares, which is equal to approximately 0.01% of the issued share capital (excluding treasury shares) at that date.

The Company’s current intention is to hold any shares purchased under this authority as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company. The authority will expire at the end of the 2016 AGM although the directors intend to seek renewal of this power at each AGM.

As at 6 May 2015, there were options outstanding over 319 million shares (all of which were in respect of options granted under the savings-related share option plans), representing 3.8% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these options would represent 4.2% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

Resolution 19: Articles of Association

That the Company adopts new articles of association (“New Articles”).

We are proposing New Articles to reflect developments in practice. The main changes relate to untraced shareholders and to the retirement of directors. We summarise the main proposed changes on page 11 of this Notice.

A copy of the proposed New Articles and the current articles of association marked up to show the proposed changes are available for inspection at www.bt.com/downloadcentre

Notice of meeting 2015	9

Resolution 20: Authority to call a general meeting on 14 days’ notice

That the Company may call a general meeting (but not an AGM) on at least 14 clear days’ notice.

The Companies Act 2006 requires that general meetings are held on 21 days’ notice unless shareholders have approved a shorter notice period. This resolution means we would give you two weeks’ or more notice of a general meeting. It will be effective until our next AGM, when we may propose a similar one. It is expected that the authority would be used only in exceptional circumstances.

The following resolution will be proposed as an ordinary resolution.

Resolution 21: Authority for political donations

That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:

(a)	parties and/or independent election candidates not exceeding £75,000 in total; and

(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2015 AGM and ending at the end of the day on which the 2016 AGM is held.

The terms ‘political donation’, ‘political parties’, ‘independent election candidates’ and ‘political organisation’ have the meanings given by sections 363 to 365 of the Companies Act 2006 (2006 Act).

The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the 2006 Act is very much broader than the sense in which these words are ordinarily used. It may cover activities such as making Members of Parliament and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT.

The authority we are requesting in this resolution is not designed to change the above policy, but will ensure that the group continues to act within the provisions of the 2006 Act.

During 2014/15, the Company’s wholly-owned subsidiary, British Telecommunications plc paid the costs of attending corporate days at (i) the Conservative party conference in 2014/15 and (ii) (in advance) the Labour party conference in 2015/16. These costs totalled £2,579 (2013/14: £3,000). No loans were made to any political party by any company in the BT group.

Register of Members and proxies

Only shareholders on the BT Group Register of Members at 6pm on 13 July 2015 are entitled to attend, speak and vote at the AGM.

If you are unable to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares you hold as a shareholder at 6pm on 13 July 2015 will decide the number of votes that you may cast. Changes after that time will not be taken into account.

An AGM admission card/proxy card accompanies this Notice of meeting.

Nominated persons

Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading ‘AGM information’ on page 12.

You may nevertheless have a right under an agreement between you and a shareholder of the Company (Relevant Shareholder) who has nominated you to have information rights, to be appointed, or to have someone else appointed, as a proxy for the meeting; or to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

10	BT Group plc

Shareholders’ rights

Shareholders at the AGM have the right to ask questions relating to its business. The Chairman need not answer if, for example, it would involve disclosing confidential information or is undesirable in the Company’s interests or the good order of the AGM.

If enough shareholders act together to make requests under sections 527 and 528 of the 2006 Act, the Company may have to publish on its website a statement setting out any matter relating to the audit of its accounts or any circumstance connected with its auditors ceasing to hold office.

The Company cannot make shareholders requesting this pay its expenses in complying with these sections. It has to forward the statement to its auditors before it publishes the statement. The business which may be dealt with at the AGM includes any such statement.

Shareholders meeting the threshold and time limit set out in sections 338 and 338A of the 2006 Act can make the Company give its members notice of a resolution and/or include in the business to be dealt with at the AGM any matter which may be properly included in that business.

Shares

The total number of issued and fully paid ordinary shares of 5p each at 6 May 2015, the latest practicable (business) date before the publication of this document, was 8,373,227,282, carrying one vote each. The total number of voting rights in the Company at that date was 8,372,388,252 (excluding treasury shares).

Documents

Copies of:

•	all service contracts and letters of appointment between the directors and the Company; and
•	the proposed New Articles and the current articles of association marked up to show the proposed changes are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays) and will also be available for inspection at the AGM venue from 10am on the day of the meeting until the end of the meeting.

Your directors believe that the proposals set out in Resolutions 1 to 21 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. They intend to do so in respect of their own beneficial holdings.

By order of the Board

Dan Fitz

Group General Counsel & Company Secretary

81 Newgate Street

London EC1A 7AJ

6 May 2015

Notice of meeting 2015	11

Summary of the main proposed changes to the current articles of association

A copy of the proposed New Articles and the current articles of association marked up to show the proposed changes are available for inspection at www.bt.com/downloadcentre We summarise the main changes below.

Untraced shareholders

The New Articles will give us more flexibility when we are trying to trace shareholders. They replace the requirement to place notices in newspapers, with a requirement for us to take all reasonable steps in the circumstances, to trace the shareholder and let them know that we intend to sell their shares. This can include engaging an asset reunification company or other tracing agent to search for shareholders who have not kept their details up-to-date, or taking any other steps we consider appropriate. Shareholders whose shares are sold following this process will not be able to claim the proceeds of the sale. We will be able to use the proceeds in any way we think fit, but we intend to use substantially all of the net funds raised in this way for good causes of our choice.

The New Articles also contain related changes in respect of unclaimed dividends or other money payable on the shares of untraced shareholders which are sold.

Retirement of directors

In line with the provisions of the UK Corporate Governance Code, the New Articles provide for automatic retirement of all of the Company’s directors at each AGM. The New Articles also contain (i) necessary related changes (allowing additional appointments or automatic re-election) so that the Company can continue to operate, and comply with its legal and regulatory obligations, in the event that not enough directors are able to act because the resolutions for re-election put to the AGM have been lost; and (ii) minor consequential charges for drafting, numbering and cross-referencing.

12	BT Group plc

AGM information

Time and place of meeting	Programme
11am on Wednesday 15 July 2015 at Old Billingsgate 1 Old Billingsgate Walk London EC3R 6DX	10am: Doors open to shareholders
11am: Meeting commences
1pm approx: Meeting ends
You can find further information about
the venue at www.oldbillingsgate.co.uk

Who may attend?

If you are on the BT Group Register of Members at 6pm on 13 July 2015, you are entitled to attend, speak and vote at the AGM.

All joint shareholders can attend and speak at the meeting. If more than one joint holder votes, only the vote of the first shareholder listed on the Register of Members will be counted.

Can I bring a guest?

We may, at our discretion, admit guests who are accompanying shareholders. We will admit anyone accompanying a shareholder who is in a wheelchair, or is otherwise in need of assistance.

I am unable to attend – what can I do?

If you are not going to be at the meeting, you can appoint another person (a proxy) to attend the meeting, speak, and/or vote on your behalf.

This can be done online at www.sharevote.co.uk or by post and must be received by our Registrars, Equiniti, by 11am on Monday 13 July 2015. The number of shares you hold at the above register deadline will decide how many votes you or your proxy/ies will have on a poll. You can find more information about appointing a proxy in the notes on the enclosed AGM admission card/proxy card.

When do I have to appoint a proxy or vote by?

Our Registrars, Equiniti, must receive online or postal proxy appointment and voting instructions by 11am on Monday 13 July 2015.

What do I need to bring to the AGM?

Please bring your AGM admission card/proxy card or email notification with you to help with identification, and keep it until the end of the meeting to vote. You may also find it helpful to bring this document with you, to refer to it during the meeting.

Notice of meeting 2015	13

What do I need to do if I want to ask a question?

The Chairman will answer questions on any of the resolutions. If you wish to ask a question, please go to a Question Registration Point. To be fair to other shareholders who want to ask a question, you are requested not to register more than one question. We will not register a question unless it is relevant to the business of the meeting. If you have a question on an individual customer service issue, we will direct you to the Customer Help Desk. The Chairman cannot deal with individual service issues.

Will there be refreshments?

Yes. We will have tea and coffee available before, but not during, the meeting. We will give you a voucher on arrival to obtain light refreshments after the meeting.

What facilities do you have for shareholders with disabilities?

The venue is wheelchair accessible and we will have the following facilities:

•	sound amplification;
•	induction loop; and
•	sign language interpretation.

How do I vote at the meeting?

We will vote on all matters except procedural issues on a poll.

At the end of the meeting, we will ask you to vote on all the resolutions by placing a cross in one of the boxes alongside each resolution on your AGM admission card/ proxy card and placing it in a voting box as you leave the auditorium.

Security

For security reasons and to speed up admission, please do not bring suitcases, large bags, cameras, laptops or tape recorders. If you do, we may ask you to deposit them in a secure property store for collection after the meeting. We will allow tablet devices.

We will not permit those attending to hand out leaflets or pamphlets in the venue.

Mobile devices

Please ensure that you switch off mobile devices during the meeting.

If you have any queries about the meeting, please call our Shareholder Helpline on

Freefone 0808 100 4141 (+44 121 415 7178*) or on Textphone 0800 169 6907.

*Calls from outside the UK

Useful links

Together with this Notice of meeting 2015, you will find the Annual Report 2015, which contains other information required by section 311A of the Companies Act 2006, on our website at www.bt.com/annualreport

You can request a printed copy of the Annual Report 2015 and of those in future years, free of charge, by getting in touch with our Registrars, Equiniti, via the Shareholder Helpline or by post. Contact information can be found overleaf. You may also find the following links useful:

Sign up as an e-shareholder

www.bt.com/signup

Shareholder offers

www.bt.com/shareholderoffers

Delivering our purpose

www.bt.com/deliveringourpurpose.com

Information for individual shareholders

www.btplc.com/sharesandperformance/shareholders

BT news and media

www.btplc.com/news

About BT

www.btplc.com/thegroup

Data Protection Statement

The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfiling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf. They have to follow the Company’s instructions and comply with the Data Protection Act 1998.

The Company might transfer your personal information to places outside the European Economic Area and store it there, where the Company’s or its Suppliers’ people might process it. If that happens, they are required to apply the same security standards as when the Company processes your information in the UK.

To find out more about how BT protects your personal information as a BT customer, visit www.bt.com/privacypolicy

Notice of meeting

The Notice provides details of the resolutions to be proposed at the Annual General Meeting (AGM) on Wednesday 15 July 2015.

Key dates

Time and date	What happens?
11am Monday 13 July 2015	Deadline for receipt of online or postal proxy appointment and voting instructions by our Registrars, Equiniti.
11am Wednesday 15 July 2015	AGM at Old Billingsgate, London.
14 August 2015	Record date for entitlement to the 2015 final dividend.
7 September 2015	Payment of the 2015 final dividend to holders of ordinary shares.

Contact information

Telephone

Shareholder helpline – for general enquiries call:

Freefone: 0808 100 4141 (+44 121 415 7178*)

Textphone: 0800 169 6907 (+44 121 415 7028*)

*Calls from outside the UK

Email

You can find information on how to manage your shareholdings at **https://help.shareview.co.uk**

If your question is not answered by the information provided, you can send your enquiry via secure mail from these pages.

You may not use any electronic address provided either in this Notice of meeting or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Post

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom
(please include a daytime telephone number)

BT Group plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 4190816
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